Exhibit 99.1

FORT TECHNOLOGY INC.
(Formerly Impact Acquisitions Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

FORT TECHNOLOGY INC.
(Formerly Impact Acquisitions Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

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INDEPENDENT AUDITOR’S REPORT

To the Shareholders and the Board of Directors of Fort Technology Inc.

Opinion

We have audited the consolidated financial statements of Fort Technology Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of profit and loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025and 2024, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS® Accounting Standards, hereafter “IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

A key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements for the year ended December 31, 2025. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Revenue recognition — Refer to Note 2k to the financial statements

Key Audit Matter Description

The Company recognizes revenue from sales of pest control products, mainly through Amazon.uk. Revenue is recognized when control of the product transfers to the customer, net of estimated returns. The Company uses Amazon-generated reports and settlement statements to record revenue and reconcile sales and collection activity.

We identified revenue recognition as a key audit matter because of the use of third-party reports in the recording of revenues and reconciliation of sales and collection activity. This required an increased extent of effort, in relation to our audit as whole, when auditing the occurrence and accuracy assertion for sales generated through the Amazon platform.

How the Key Audit Matter Was Addressed in the Audit

Our audit procedures related to the occurrence and accuracy assertion of revenue recognized for the year ended December 31, 2025 included, among others:

●	We obtained an understanding of management’s revenue recognition process.

●	We agreed revenues to underlying Amazon orders and delivery reports.

●	We tested the Company’s inventory roll-forward and agreed the underlying quantities of product sales to the Company’s recorded revenue.

●	We agreed cash received in bank to Amazon settlement statements and to the respective recorded revenue.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Aviad Gur El.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 29, 2026

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. dollars in thousands)

		December 31
	Note	2025	2024
Assets
CURRENT ASSETS:
Cash and cash equivalents		605	546
Trade receivables		102	116
Other receivables		203	51
Inventory	4	3,862	3,119
		4,772	3,832
NON-CURRENT ASSETS:
Right-of-use assets	6	190	250
Deferred tax asset	12	134	-
Convertible loan receivable	5	2,285	-
Property and equipment, net		111	135
		2,720	385
TOTAL ASSETS		7,492	4,217

Liabilities and equity
CURRENT LIABILITIES:

Trade payables		543	505
Lease liability	6	55	48
Other payables	7	406	253
Loan commitment liability	5	258	-
Related parties payable	14	152	1,775
		1,414	2,581
NON-CURRENT LIABILITIES:
Lease liability	6	158	199
Convertible debenture	8	3,127	-
Deferred taxes	12	-	33
		3,285	232
TOTAL LIABILITIES		4,699	2,813

SHAREHOLDERS’ EQUITY:	10

Common shares and additional paid in capital		6,884	(*	)
Share-based payment reserve		185	-
Convertible debentures reserve		150	-
Retained earnings (Accumulated deficit)		(4,426)	1,404
TOTAL SHAREHOLDERS’ EQUITY		2,793	1,404
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,492	4,217

(*)	Amount less than $ 1

The accompanying notes are an integral part of the consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(U.S. dollars in thousands, except per share data)

		Year ended December 31
	Note	2025	2024

Revenues	11(a)	10,846	9,875
Cost of revenues	11(b)	9,767	8,226

Gross profit		1,079	1,649

Operating expenses:

Sales and marketing	11(c)	1,158	656
General and administrative	11(d)	1,177	326
Other expenses	11(e)	4	139

Operating profit (loss)		(1,260)	528

Listing expenses	3	3,784	-

Financial income	11(f)	(14)	-
Financial expenses	11(f)	959	31
Financial expenses (income), net		945	31

Profit (loss) before taxes		(5,989)	497

Tax expense (benefit)	12	(159)	137

Net profit (loss) and total comprehensive profit (loss) for the year		(5,830)	360

Earnings (loss) per common share (basic and diluted)		(0.69)	0.05

Weighted average common shares outstanding (*)		8,388,212	7,142,857

(*)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the reverse share splits effected on October 1, 2025 and February 18, 2026, see Note 1(e).

The accompanying notes are an integral part of the consolidated financial statements

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except per share data)

	Number of common shares(**)	Common shares and additional paid in capital	Share-based payment reserve	Convertible debentures reserve	Retained earnings	Total

Balance as of January 1, 2024	7,142,857	(*)	-	-	1,044	1,044

Net profit for the year	-	-	-	-	360	360
Balance as of December 31, 2024	7,142,857	(*)	-	-	1,404	1,404

Effect of reverse recapitalization transaction (Note 3)	2,378,572	4,168	-	-	-	4,168
Issuance of convertible debentures (Note 8)	-	-	-	185	-	185
Share-based payment in connection with issuance costs of convertible debentures	128,861	242	-	-	-	242
Exercise of warrants	11,260	11	-	-	-	11
Share-based payment	-	-	150	-	-	150
Conversion of debt into equity (Note 10(b))	1,700,802	2,463	-	-	-	2,463
Net loss for the year	-	-	-	-	(5,830)	(5,830)
Balance as of December 31, 2025	11,362,352	6,884	150	185	(4,426)	2,793

(*)	Amount less than $ 1

(**)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the reverse share splits effected on October 1, 2025 and February 18, 2026, see Note 1(e).

The accompanying notes are an integral part of the consolidated financial statements

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31
	2025	2024

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net profit (loss) for the year	(5,830)	360
Adjustments required to reflect net cash from (used in) operating activities (see Appendix A):	4,597	163
Net cash provided by (used in) operating activities	(1,233)	523

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(6)	(132)
Changes in short term deposit	588	-
Investment in convertible loan receivable (Note 5)	(2,717)	-
Net cash used in investing activities	(2,135)	(132)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Issuance of convertible debentures, net of issuance costs (Note 8)	3,464	-
Exercise of warrants	11	-
Net increase in cash resulting from reverse recapitalization (Note 3)	4	-
Lease payments	(69)	(59)
Net cash from (used in) financing activities	3,410	(59)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	42	332

EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	17	4
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	546	210

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	605	546

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31
	2025	2024
APPENDIX A:
Adjustments required to reflect net cash provided by (used in) operating activities:
Revenues and expenses that do not involve cash flows:
Exchange differences on cash and cash equivalent	(17)	(4)
Changes in deferred taxes, net	(167)	33
Depreciation	94	58
Amortization of discount on convertible debentures (Note 8)	90	-
Interest expenses on convertible debenture (Note 8)	92
Share-based payment to employees	150	-
Listing expenses (non-cash) (Note 3)	3,459	-
Revaluation of convertible loan receivable (Note 5)	40	-
Revaluation of loan commitment liability (Note 5)	(3)	-
convertible loan receivable revaluation (Note 5)	653	-
Lease financing expenses	31	(4)
	4,422	83
Changes in working capital:
Decrease in trade receivables	14	92
Decrease (increase) in other receivables	(152)	272
Increase in related parties payable	840	2,059
Increase in inventory	(743)	(2,195)
Decrease in trade payables	19	6
Decrease (increase) in other payables	197	(154)
	175	80

Adjustments required to reflect net cash provided by (used in) operating activities	4,597	163

Supplemental disclosure of cash flow information:
Interest received	15	10
Interest paid	49	17
Taxes paid	8	158
Non cash financing and investing activities
Right of use assets obtained in exchange for lease liabilities	-	273
Share-based payment in connection with issuance costs of convertible debentures	242	-
Conversion of debt into equity (Note 10(b))	2,463	-

The accompanying notes are an integral part of the financial statements

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands)

NOTE 1 - GENERAL

a.	Fort Technology Inc.

Fort Technology Inc. (formerly Impact Acquisitions Corp.) (the “Company”) was incorporated on December 5, 2019, under the Business Corporations Act (British Columbia). The Company was a Capital Pool Company (the “CPC”) as defined in the TSX Venture Exchange (the “Exchange”) Policy 2.4. The principal business of the Company since incorporation and until closing of the SPA (see below) on July 7, 2025 was the identification and evaluation of assets or business with a view to potentially acquire them or an interest therein by an option or any concomitant transaction. The purpose of such acquisition was to satisfy the related conditions of a qualifying transaction under the policies of the Exchange.

On February 6, 2025, Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd, a public company traded on the NASDAQ Stock Market) (“Nexera”) signed a Share Purchase Agreement (the “SPA”) for the sale of all the shares of Fort Products Limited (“Fort”) to the Company. On July 7, 2025, Nexera closed the SPA and the Company changed its name to Fort Technology Inc. Pursuant to the closing of the SPA, Nexera sold to the Company all of the issued and outstanding shares of Fort, in consideration for 7,142,857 common shares of the Company and up to an additional 4,714,287 common shares (the “Contingent Right Shares”), each at a deemed price per share of CAD 2.396 (approximately $1.76 per share), representing a post-closing common share interest in the Company of 75.02% (or up to 83.29% in the event of the full achievement of the milestones resulting in the issuance in full of the Contingent Right Shares).

The Contingent Right Shares will be issued to Nexera upon the achievement of the following milestones:

i.	1,571,429 common shares upon the completion of a transaction resulting in the listing of the Company’s securities on the New York Stock Exchange, the Nasdaq Stock Market LLC, or another U.S. national securities exchange, if completed within 24 months from the closing date,

ii.	1,571,429 common shares upon the successful capital raising by the Company, within 48 months of the closing date, in equity and/or debt financing totalling at least $8 million,

iii.	1,571,429 common shares upon the Company reaching annual revenues of at least $15 million by December 31, 2028, as reflected in its audited financial statements.

b.	Fort Products Limited

Fort, a private company incorporated under the laws of England and Wales, was established on November 25, 2005. Fort is engaged in the sale of pest control products primarily through Amazon.uk under its own trademarks: Roshield, Entopest, Rempro and Birdgo. Until the closing of the SPA, Fort was a wholly owned subsidiary of Nexera.

The acquisition of Fort by the Company, upon closing of the SPA, was accounted for as a reverse recapitalization. Fort was determined to be the “accounting acquirer” in the reverse recapitalization based on an evaluation of the guidance in IFRS 3, primarily because the shareholders of Fort (which is Nexera) received the majority voting interest in the Company, which confers the ability to elect or remove a majority of the governing body, and because Fort’s former management dominates the senior management of the combined entity. As a result, the historical financial statements of the Company were replaced with the historical financial statements of Fort. See Note 3 for further details of the accounting treatment.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 1 - GENERAL (continued)

c.	Fort Products LLC

On September 11, 2025, Fort and KeepZone AI Inc. (formerly Jeffs’ Brands Holdings Inc., a wholly owned subsidiary of Nexera) (“KeepZone”) entered into a membership interests transfer agreement, pursuant to which KeepZone assigned to Fort all of the membership interest in Fort Products LLC (then a wholly owned subsidiary of KeepZone), such that Fort Products LLC became a wholly owned subsidiary of Fort. The membership interests transfer agreement was considered as business combination under common control and accounted in a manner similar to pooling-of-interests with an immaterial consideration.

Fort Products LLC was incorporated in 2023, and did not have operations since incorporation and through the issuance date of these financial statements. Also, Fort Products LLC did not have any material assets during this period.

The Company and its subsidiaries, Fort and Fort Products LLC, are collectively referred to as the “Group”. Additionally, Nexera became the parent company.

d.	Liquidity

During the year ended December 31, 2025, the Company incurred a net loss of $5,830 and cash flows used in operating activities were $1,233. As of December 31, 2025, the Company had an accumulated deficit of $4,426.

The net loss for the year ended December 31, 2025 was mainly attributable to the non-recurring listing expenses related to the reverse capitalization transaction (see Note 3). The Company reported net income for the year ended December 31, 2024.

The Company intends to continue to finance its operating activities through revenues generated from its operation and, if required, through financial support from its parent company, Nexera. In assessing the Company’s liquidity, management considered Nexera’s ability to provide support to the Company, if needed, through intercompany loans and/or equity contributions.

Based on the foregoing, management believes that the Company’s cash on hand, together with expected cash flows from operations and financial support available from Nexera, will be sufficient to support the Company’s operations and meet its obligations as they fall due for a period of at least twelve months from the date of approval of these financial statements. Accordingly, these financial statements have been prepared on a going concern basis.

e.	Reverse Share Splits

(1)	On October 1, 2025, the Company effected a one-for-seven (1-for-7) reverse share split of its issued and outstanding common shares. As a result, every seven (7) shares of common shares issued and outstanding were combined into one common share.

(2)	On February 18, 2026, the Company effected a one-for-two (1-for-2) reverse share split of its issued and outstanding common shares. As a result, every two (2) shares of common shares issued and outstanding were combined into one common share.

All outstanding securities entitling their holders to purchase or receive common shares of the Company were adjusted pursuant to their terms as a result of the reverse share splits. The reverse share splits did not affect the number of common shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these financial statements to reflect the reverse share splits.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of preparation of the financial statements:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS® Accounting Standards, hereafter “IFRS”) as issued by the International Accounting Standards Board. The material accounting policies described below have been applied consistently in relation to all the periods presented, unless otherwise stated.

The consolidated financial statements have been prepared under the historical cost basis.

The Company’s operating period is 12 months.

The consolidated financial statements were authorized for issuance by the Board of Directors on April 29, 2026.

b.	Estimates:

The preparation of the consolidated financial information requires management to make assumptions, estimates, and judgments that affect the application of policies and reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the consolidated financial statements, along with reported amounts of revenues and expenses during the period. Actual results may differ from these estimates, and as such, estimates and underlying assumptions are reviewed on an ongoing basis.

c.	Functional and presentation currency:

1)	Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional currency of the Company and each of its subsidiaries is the United States dollar (“U.S. dollar”) as the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries has operated and expects to continue to operate in the foreseeable future.

These consolidated financial statements are presented in U.S. dollar, which is the presentation currency of the Group.

2)	Transactions and balances

In preparing the financial statements, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Nonmonetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

d.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Inventory

Inventories are stated at the lower of cost or net realizable value. Inventories are adjusted for estimated excess inventories and obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions. Cost is determined in accordance with first-in, first-out method. The cost of inventory includes all costs of purchase, and other costs incurred in bringing the inventories to their present location and condition including shipment and freight costs.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued)

f.	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Repairs and maintenance are charged to the statements of profit or loss during the period in which they are incurred.

Property and equipment are depreciated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

%
Plant, Machinery & Office Furniture	20
Computers Equipment	33

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from its continued use. The gain or loss arising on the disposal of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of an item of property and equipment and is recognized in profit or loss.

g.	Financial instruments

Financial assets and financial liabilities are recognized in the statements of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

The Company classifies its financial assets in the following measurement categories:

Those to be measured subsequently at fair value through profit or loss, and those to be measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. Financial assets measured at amortized cost are subsequently measured using the effective interest method, less any impairment, where applicable, while financial assets measured at fair value are subsequently measured in fair value, with gains and losses recognized in profit or loss.

Measurement at Initial Recognition

At initial recognition, the Company measures a financial asset at its fair value.

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flows (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

The Company’s financial liabilities at amortized cost are trade and other payables, related parties payable, lease liability and convertible debentures.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

h.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

i.	Leases

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease, which if not readily determinable, the Company uses its incremental borrowing rate.

The incremental borrowing rate depends on the term, currency and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of the Company and the lease does not benefit from a guarantee from the Company.

Lease payments included in the measurement of the lease liability comprise of fixed lease payments (including in-substance fixed payments).

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the lease commencement date, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued)

j.	Taxation

The income tax expense represents the sum of the tax currently payable and deferred tax.

Current Tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit (loss) before taxes as reported in the statements of profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred Tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

k.	Revenue recognition

The Company sells pest control products, mainly through Amazon.uk.

Revenue is recognized when control of the goods has transferred, being at the point that the goods are delivered. Payment of the transaction price is due immediately at the point the customer purchases the goods.

The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Company assesses whether it acts as a principal in the arrangement. The Company is considered a principal when it controls the promised goods before transferring them to the customer. The Company recognizes revenue on a gross basis, reflecting the total consideration received.

Under the Company’s standard contract terms, customers have a right to return within 45 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for goods which are not expected to be returned and recognizes a refund liability for the amount not expected to be received. At the end of each reporting period, the Company updates its estimates of expected goods returns and adjusts the refund liabilities with a corresponding adjustment in revenues.

l.	Cost of revenues

In accordance with the Company’s contract with Amazon, as well as other platforms through which the Company sells its goods, the Company is obligated to pay incremental costs, such as sales fulfillment commissions, which are contingent on making binding sales. These sales fulfillment commissions would not have been incurred if the contract had not been obtained.

Additionally, cost of revenues includes the total cost of the goods, as well as expenses related to freight, storage, and salaries, which constitute direct costs associated with the goods sold.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued)

m.	Share-based payments

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. In the case of restricted share units (“RSUs”) granted by the Company, the grant date fair value is based on the market price of the Company’s common shares at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

n.	Earnings (loss) per share

Basic loss per share is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed by adjusting the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares, including share options, restricted share units (“RSUs”), warrants and convertible debentures, using the treasury stock method or the if-converted method, as applicable.

For the year ended December 31, 2025, the Company had potentially dilutive common shares outstanding. However, because the Company incurred a net loss for the year, the inclusion of such instruments would have been anti-dilutive. Accordingly, diluted loss per share was the same as basic loss per share.

For the year ended December 31, 2024, the Company did not have potentially dilutive common shares outstanding.

o.	New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective

The Company does not expect that the adoption of the new and revised IFRS Accounting Standards will have a material impact on the financial statements of the Company in future periods, except if indicated below.

Amendments to IFRS 9 and IFRS 7—Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

●	A clarification that a financial liability is derecognized on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date

●	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed

●	Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments

●	The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The Amendments are effective for annual periods starting on or after January 1, 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the Company’s financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Annual Improvements to IFRS Accounting Standards—Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.

The amendments will be effective for reporting periods beginning on or after January 1, 2026. Earlier application is permitted and must be disclosed.

The amendments are not expected to have a material impact on the Company’s financial statements.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some paragraphs from IAS 1 have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share.

IFRS 18 introduces new requirements to:

●	present specified categories and defined subtotals in the statement of profit or loss

●	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

●	improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The Company anticipates that the adoption of IFRS 18 may have an impact on the Company’s consolidated financial statements in future periods and is currently assessing the impact of the adoption.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 3 - REVERSE RECAPITALIZATION AND LISTING EXPENSE

As described in Note 1(a), on July 7, 2025, the Company completed the acquisition of all of the issued and outstanding shares of Fort from Nexera (the “Transaction”). Following the Transaction, Nexera, the former sole shareholder of Fort, obtained control of the Company. For accounting purposes, the Transaction has been accounted for as a reverse recapitalization, with Fort identified as the accounting acquirer and the Company identified as the accounting acquiree.

The Company, the accounting acquiree, did not meet the definition of a business in IFRS 3 Business Combinations. Accordingly, the Transaction has been accounted for as a reverse recapitalization and an equity-settled share-based payment transaction for the provision of a stock exchange listing and related services in accordance with IFRS 2 Share-based Payment. The share-based payment for stock exchange listing and related services had been recorded in profit or loss and measured as the excess of fair value of the Company’s common shares issued to acquire the Company over the fair value of the Company’s identifiable net assets acquired.

As consideration for the acquisition of the Company’s net assets and the provision of stock exchange listing and related services, the Company is considered to have issued, on the closing of the Transaction, 2,378,572 common shares to the former shareholders of the Company, representing 24.98% equity interests deemed to have been issued by Fort in exchange to the acquired assets, with an aggregate fair value of $4,168. The fair value of the 2,378,572 common shares was measured at the closing market price of the Company’s publicly traded shares on July 7, 2025 which was CAD 2.40 per share (approximately $1.76 per share). The Contingent Right Shares are considered an integral part of the Transaction, as they have non-vesting conditions, and therefore their measurement is included as part of the deemed consideration issued to the Company’s shareholders as a share-based payment for the listing service which is already reflected in the fair value of the Company’s shares in the market at the date of the Transaction.

The identifiable net assets of the Company at the acquisition date were as follows:

July 7,
2025

Cash and cash equivalents	4
Deposit	588
Prepaid expenses	136
Trade payables	(19)
Net assets acquired	709

The fair value of the common shares issued in excess of the net assets acquired represents the cost of the stock exchange listing related services and advisory and other services received, and has been recognized as a listing expense in profit or loss for the period, as follows:

July 7,
2025

Fair value of 2,378,572 common shares	4,168
Less: net assets acquired	(709)
Direct legal expenses incurred on the Transaction	325
Listing expenses recognized in profit or loss	3,784

For periods prior to the Transaction, the consolidated financial statements present the results of Fort, as the accounting acquirer, with comparative information recasted accordingly. The equity structure presented in these consolidated financial statements, adjusted to the equity structure of the legal parent, Fort Technology Inc. (formerly Impact Acquisitions Corp).

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

 NOTE 4 - INVENTORY

	December 31,
	2025	2024

Goods in transit	711	389
Finished goods	3,151	2,730
	3,862	3,119

NOTE 5 - CONVERTIBLE LOAN RECEIVABLE AND LOAN COMMITMENT LIABILITY

On August 8, 2025, the Company entered into a convertible loan agreement with EEH Ventures Ltd. (“EEH”), a privately held United Kingdom company engaged in residential real estate investment and development. Under the agreement, the Company provided a loan (the “Primary Loan”) in an amount of £2 million (approximately $2,717) to EEH. The loan is denominated in GBP, bears a fixed rate of interest of 7.5% and is repayable at maturity, 3 years from the drawdown date of the Primary Loan, unless earlier converted. The Company has the right, but not the obligation, to convert the outstanding principal and accrued interest of the Primary Loan into ordinary shares of EEH representing 19.9% of EEH’s fully diluted share capital.

In addition, EEH has an option, exercisable one year after signing, to draw down an additional loan (the “Additional Loan”) of up to £1 million (approximately $1,358) on similar terms as the Primary Loan. If the Additional Loan is drawn and subsequently converted, the combined conversion of the Primary Loan and Additional Loan would entitle the Company to receive ordinary shares representing up to 25% of EEH’s fully diluted share capital.

As of December 31, 2025, only the Primary Loan had been drawn and no part of the loan had been converted into ordinary shares of EEH as at that date.

The Primary Loan is a non-derivative financial asset whose contractual cash flows (principal, interest and equity conversion feature) are not solely payments of principal and interest on the principal amount outstanding (SPPI), due to the equity conversion option that links the cash flows to the value of EEH’s ordinary shares. Accordingly, the Primary Loan fails the SPPI test under IFRS 9 and does not qualify for measurement at amortized cost or FVOCI. The Company therefore classified the Primary Loan in its entirety as a financial asset measured at fair value through profit or loss (FVTPL) in accordance with IFRS 9.

The undrawn Additional Loan represents a contractual commitment to provide credit on terms that include an equity conversion feature and that are considered, in aggregate, to be potentially favorable to the borrower. The Company accounts for this undrawn Additional Loan as a loan commitment liability (the “Loan Commitment”) measured at FVTPL under IFRS 9.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 5 - CONVERTIBLE LOAN RECEIVABLE AND LOAN COMMITMENT LIABILITY (continued)

The fair value of both the Primary Loan and the Loan Commitment is determined using a Black-Scholes pricing model. As such, both instruments are classified within Level 3 of the fair value hierarchy. A summary of significant unobservable inputs (Level 3 inputs) used in measuring the fair value of the convertible loan receivable and loan commitment liability, at initial recognition, are as follows:

	Convertible loan receivable	Loan commitment liability
Conversion ratio of EEH’s fully diluted share capital	19.9%	5.1%
Underlying asset value (GBP in thousands)	12,012	12,012
Expected term (years)	3	2
Exercise price (GBP in thousands)	2,485	1,156
Expected volatility	29.78%	27.52%
Risk-free interest rate	3.72%	3.92%
Expected dividend yield	0	0

On initial recognition, the fair value of the Primary Loan (asset) and the Loan Commitment was £2,192 thousand (approximately $2,977) and £192 thousand (approximately $260), respectively.

As of December 31, 2025, the Primary Loan was remeasured at FVTPL. The fair value of the Primary Loan as of that date was determined based on the cash flows expected to be derived from the instrument, taking into account both the contractual cash repayment alternative and the conversion feature. The value of the contractual cash repayment alternative was determined based on the expected contractual cash flows, including principal and accrued interest, discounted at a rate of 15% over the remaining expected term of 2.6 years. As of December 31, 2025, the fair value attributable to the contractual cash repayment alternative exceeded the fair value attributable to the conversion feature and therefore drove the fair value measurement of the instrument at that date.

As of December 31, 2025, the Loan Commitment was subsequently measured in accordance with IFRS 9 at the higher of (i) the amount of the loss allowance determined under the expected credit loss model and (ii) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15. As no income was recognized in respect of the Loan Commitment and the amount of the expected credit loss allowance did not exceed the amount initially recognized, the carrying amount of the Loan Commitment remained unchanged in GBP since initial recognition. The change in the US dollar carrying amounts between these dates arose from changes in the GBP/USD exchange rate over the period.

The net change in the fair value of the Primary Loan and the Loan Commitment (including exchange rate differences) in the amount of $694 was recognized within financial expenses.

On January 13, 2026, the Company entered into an amendment to the convertible loan agreement with EEH. Under the amendment, the option to provide the Additional Loan of £1 million was cancelled. In addition, the conversion mechanism of the existing loan was modified. Instead of a right to convert the outstanding Primary Loan into 19.9% of the EEH fully diluted share capital, the Company obtained the right, upon conversion of the Primary Loan, to receive from EEH all of its holdings of Wigan Topco Limited (“Wigan”) representing 35.8% of the issued share capital of Wigan. As a result of the amendment, subsequent to December 31, 2025, the Company derecognized the loan commitment liability. The Company is evaluating the impact of the changes of the amendment on its consolidated financial statements.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 6 - LEASES

Right-of-use assets

Buildings
Cost
As of December 31, 2023	57
Additions	273
As of December 31, 2024	330
Additions	-
As of December 31, 2025	330

Accumulated depreciation
As of December 31, 2023	30
Charge for the year	52
Exchange rate translation	(2)
As of December 31, 2024	80
Charge for the year	64
exchange rate differences	(4)
As of December 31, 2025	140

Carrying amount
As of December 31, 2024	250
As of December 31, 2025	190

Fort leases two warehouse facilities in the United Kingdom.

One warehouse lease expired on February 23, 2025. Following the expiry date, Fort continued to occupy the premises by mutual agreement with the lessor pending execution of a new lease agreement. During this interim period, no enforceable lease agreement was in place and, accordingly, no right-of-use asset or lease liability was recognized in respect of this arrangement during that period. Payments made during this period were recognized as lease expense in profit or loss. On January 28, 2026, Fort entered into a new lease agreement with respect of this facility, providing for annual rent of £44 thousand (approximately $60), payable quarterly.

The second warehouse is leased under an agreement effective from July 1, 2024 for a fixed term of five years, with no early termination option and no renewal option. Annual lease payments under this agreement were £52 thousand (approximately $65), payable monthly.

In addition, beginning in July 2024, Fort leased a warehouse in Italy under a month-to-month arrangement. The Company elected to apply the short-term lease exemption under IFRS 16 to this arrangement.

Lease expense related to the interim occupancy of the expired UK warehouse lease and short-term lease expense related to the Italian warehouse lease amounted to $42 for the year ended December 31, 2025. Short-term lease expense related to the Italian warehouse amounted to $2 for the year ended December 31, 2024.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 6 - LEASES (continued)

Amounts recognized in profit and loss

	Year ended December 31,
	2025	2024
Depreciation expense on right-of-use assets	64	52
Interest expense on lease liabilities	18	13
Exchange rate (income) expenses	12	(1)

Lease liabilities

	As of December 31,
	2025	2024
Maturity analysis:
Year 1	70	65
Year 2	70	65
Year 3	70	65
Year 4	35	65
Year 5	-	33
Onwards	-	-
Total undiscounted cash flows	245	293
Imputed interest	(32)	(46)
Lease Liability	213	247

Analyzed as:
Current	55	48
Non-current	158	199
	213	247

NOTE 7 - OTHER PAYABLES

	December 31,
	2025	2024
Government institutions	12	181
Employees and related benefits	5	13
Accrued interest	92	7
Accrued expenses and other payables	297	52
	406	253

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 8 - CONVERTIBLE DEBENTURES

On August 21, 2025, the Company issued unsecured convertible debentures for an aggregate principal of CAD 5,000 thousand (approximately $3,630). The convertible debentures mature on August 21, 2027 (the “Maturity Date”) and bear yearly interest of 10%, payable quarterly in cash (with the first interest payment for the period from issuance to September 30, 2025). The conversion price was determined in US dollars at the date of issuance, by reference to the CAD/USD exchange rate on August 21, 2025, such that the related cash flows are fixed in US dollars.

Holders of the convertible debentures have the option to convert the principal amount into Units of the Company at any time from issuance up to the Maturity Date at a conversion price of $1.86 per Unit. Each Unit consists of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.86 per share, exercisable until August 21, 2030. Any unconverted principal will be repayable in cash at the Maturity Date.

The convertible debentures are compound financial instrument with both a debt component and an equity component, accounted for in accordance with IAS 32 Financial Instruments: Presentation and IFRS 9 Financial Instruments. The debt component represents the Company’s contractual obligation to repay principal and interest, and the equity component (which is shown as Convertible debenture reserve in the consolidated statements of financial position) represents the holder’s conversion feature.

On August 21, 2025, the Company allocated the proceeds from the issuance of the convertible debentures between a debt component and an equity component. The debt component was measured first at fair value, equal to the present value of the scheduled future cash flows (interest and principal) discounted at the estimated market interest rate for similar debt with no conversion features. The equity component was determined as the residual amount of the proceeds less the fair value of the debt component. The carrying amount of the equity component will remain fixed in value, while the debt component will be subsequently measured at amortized cost using the effective interest method under IFRS 9.

Issuance costs totaled $408 thousand comprised of: (1) the fair value of 128,828 common shares issued to advisors and certain investors in the amount of $242, and (2) $166 paid to advisors and certain investors. The total issuance costs were allocated between the debt and equity components on a pro-rata basis, consistent with the amounts initially recognized for each component at the issuance date. The portion attributed to the equity component was recorded as a reduction of equity, while the portion attributed to the debt component was deducted from the carrying amount of the debt on initial recognition. Accordingly, the debt component was recognized at $3,422 before the costs allocation and at $3,037 after allocation of issuance costs, and the equity component was recognized at $208 before the cost allocation and $185 after such allocation.

From the issuance date to December 31, 2025, the Company recognized total finance costs of $221 related to the convertible debentures. This amount is comprised of $131 of interest expenses and $90 of additional non-cash financial expenses arising from the accretion of the convertible debentures’ debt component. All interest and accretion expenses related to the convertible debentures have been recognized within financial expenses.

The table below summarizes the carrying amount of the convertible debenture as of December 31, 2025 and August 21, 2025 (issuance date):

	December 31,	August 21,
	2025	2025
Proceeds	3,630	3,630
Less: Unamortized discount	(503)	(593)
Carrying amount	3,127	3,037

On December 31, 2025, the Company received irrevocable conversion notices from all of the holders of the convertible debentures. Pursuant to these notices, contingent upon and immediately following the effectiveness of the listing of the Company’s common shares on Nasdaq, the aggregate outstanding principal amount of the convertible debentures will be automatically converted into Units of common share and warrant, as described above.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 9 - FINANCIAL INSTRUMENTS

A.	Classes and categories of financial instruments

December 31, 2025	Amortized Cost	FVTPL Level 3	Total
Cash and cash equivalents	605	-	605
Trade receivables	102	-	102
Other receivables	203	-	203
Convertible loan receivable	-	2,285	2,285
Total financial assets	910	2,285	3,195

Trade payables	543	-	543
Other payables	406	-	406
Related parties payable	152	-	152
Lease liability (current and non-current)	213	-	213
Convertible debenture	3,127	-	3,127
Total financial liabilities	4,441	-	4,441

In addition, financial liabilities include a loan commitment liability was initially recognized at fair value and is subsequently measured in accordance with IFRS 9 in the amount $258.

December 31, 2024	Amortized Cost	Total
Cash and cash equivalents	546	546
Trade receivables	116	116
Other receivables	51	51
Related parties receivables	-	-
Total financial assets	713	713

Trade payables	505	505
Other payables	253	253
Related parties payable	1,775	1,775
Lease liability (current and non-current)	247	247
Total financial liabilities	2,780	2,780

B.	Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has established an appropriate liquidity risk management framework for management of the Company’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. To the extent that interest cash flows are floating rate, the undiscounted amount is derived from interest rate curves at the reporting date.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 9 - FINANCIAL INSTRUMENTS (continued)

The contractual maturity is based on the earliest date on which the Group may be required to pay.

	0-1 year	2-5 year
December 31, 2025
Trade payables	543	-
Other payables	406	-
Lease liability	70	175
Related parties payable	152	-
Convertible debenture	363	3,862
	1,534	4,037

	0-1 year	2-5 year
December 31, 2024
Trade payables	505	-
Other payables	253	-
Lease liability	65	228
Related parties payable	1,775	-
	2,581	199

C.	Foreign currency risk management

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities denominated in the principal currencies at the reporting date are as follows:

	GBP		Euro		CAD
	December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024
Assets	3,716	530	16	14	193	-
Liabilities	686	779	-	-	24	-
Net exposure	3,030	(249)	16	14	169	-

Foreign currency sensitivity analysis

The Group is mainly exposed to GBP, Euro and CAD.

The following table details the Company’s sensitivity to a 10 per cent increase and decrease in currency units against the relevant foreign currencies. 10 per cent is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10 per cent change in foreign currency rates.

	GBP		Euro		CAD
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Profit or loss	(1,471)	86	(4)	-	119	-
Equity	1,471	(86)	(4)	-	(119)	-

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 10 - SHARE CAPITAL:

a.	The share capital composed of common shares as follows:

	Number of common shares
	December 31
	2025	2024
Issued (*)	11,362,352	7,142,857

(*)	Retrospectively adjusted to reflect the exchange ratio in the SPA consummated on July 7, 2025, see Note 1(a), and the reverse share splits effected on October 1, 2025 and February 18, 2026, see Note 1(e).

The Company has unlimited number of authorized common shares without par value.

The common shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company, (ii) the right to receive dividends, if and when declared by the Board of Directors and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus, subject to the rights conferred on any class of shares which may be issued in the future.

b.	On December 24, 2025, the Company entered into a debt settlement agreement with Nexera. Pursuant to the agreement, on December 31, 2025, the Company issued 1,700,802 common shares to Nexera in the aggregate fair value of approximately $2,463, in settlement of the related parties payable balance which was included in the Company’s consolidated statement of financial position as of September 30, 2025.

c.	Contingent Right Shares - pursuant to the SPA, the Company is committed to issue additional common shares to Nexera up to 4,714,287 shares upon the achievement of certain milestones as detailed in note 1(a).

d.	Share option - The Company has a share option plan (the “Previous Plan”) pursuant to which the Board of Directors may grant incentive share options to officers, directors, other employees and consultants. Under the Previous Plan, the Company may grant options to purchase up to 10% of the issued and outstanding common shares. Share options granted may not exceed a term of 10 years, and the term will be reduced to 1 year following the death of the optionee. All share options vest when granted unless otherwise specified by the Board of Directors.

As of December 31, 2024, a total of 41,429 share options were outstanding and fully exercisable at an exercise price of CAD 1.40 per option (approximately $0.98 per option). These share options are scheduled to expire in March 2027.

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 10 - SHARE CAPITAL: (continued)

On July 21, 2025, the Company adopted a new equity incentive plan (the “New Plan”), which was approved by the shareholders on August 21, 2025 and replaces the Previous Plan. Under the New Plan, the Company may grant share options, restricted share units (“RSUs”) and performance-based awards to officers, directors, other employees, and consultants.

The New Plan is allowing the issuance of up to 1,904,479 common shares, which represented 20% of the issued and outstanding common shares as of the adoption date.

On September 15, 2025, the Company granted 139,287 RSUs to officers and members of the Board of Directors and 128,570 RSUs to consultants. The RSUs are, upon vesting, exchangeable on a one-for-one basis with common shares. 50% of the RSUs granted will vest after one year and the remaining 50% will vest in four tranches over the second year from the date of grant. The RSUs are equity-settled share-based payment awards. The fair value of each RSU at the grant date was $2.32, based on the Company’s common share price on their grant date.

On November 8, 2025, the Company granted 42,857 RSUs to a consultant. The RSUs are, upon vesting, exchangeable on a one-for-one basis with common shares. 50% of the RSUs granted will vest after one year and the remaining 50% will vest in four tranches over the second year from the date of grant. The RSUs are equity-settled share-based payment awards. The fair value of each RSU at the grant date was $2.85, based on the Company’s common share price on their grant date.

During 2025, no RSUs vested, forfeited, or expired. The Company recorded an expense of $150 in respect of such grants, included in general and administrative expenses. As of December 31, 2025, unrecognized share-based compensation expense that will be recognized over the next 1.75 years is $474.

e.	As of December 31, 2025, a total of 10,168 warrants were outstanding and fully exercisable at an exercise price of CAD 1.40 per option (approximately $0.98 per warrant). During 2025, 11,260 warrants were exercised in total consideration of $11.

NOTE 11 - ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS:

a.	Revenues:

	Year ended December 31,
	2025	2024
Revenues from products sales, net	10,846	9,875

b.	Cost of Revenues:

	Year ended December 31,
	2025	2024
Purchases and changes in inventory	3,252	3,165
Sales fulfillment commissions	5,153	4,455
Freight	610	296
Wages, salaries and related expenses	561	210
Depreciation	46	-
Packing supplies	78	83
Storage	67	17
	9,767	8,226

c.	Sales and marketing:

	Year ended December 31,
	2025	2024
Advertising on Amazon and other platforms	823	640
Wages, salaries and related expenses	151	16
Consultants	184	-
	1,158	656

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 11 - ADDITIONAL INFORMATION REGARDING PROFIT OR LOSS: (continued)

d.	General and administrative:

	Year ended December 31,
	2025	2024
Directors’ fees	53	25
Wages, salaries and related expenses	43	-
Professional services	713	109
Maintenance	39	49
Depreciation	48	58
IT software and consumables	30	21
Share-based payment	150	-
Other	101	64
	1,177	326

e.	Other expenses:

	Year ended December 31,
	2025	2024
Management fees to Parent Company	-	139
Other	4	-
	4	139

f.	Finance expenses, net:

	Year ended December 31,
	2025	2024
Finance income:
Interest income	(14)	-
Total finance income	(14)	-

Finance expense:

Exchange rate differences	57	11
Bank fees	10	3
Amortization of discount on convertible debentures	90	-
Interest expenses on convertible debentures	131	-
Revaluation of convertible loan receivable	653	-
Lease liability interest	18	17
Total finance expenses	959	31

Finance expense (income), net	945	31

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 12 - TAXES ON INCOME:

a.	Tax rates

The Company is taxed according to Canadian corporate tax law and is subject to a tax rate of 27%.

Fort is taxed according to UK tax laws. The UK corporate income tax rate is 25%.

b.	Taxes on income included in the consolidated statements of profit or loss:

	Year ended December 31,
	2025	2024
Current taxes	-	104
Deferred taxes	(167)	33
Prior year adjustments	8	-
	(159)	137

c.	Deferred taxes:

Deferred taxes are comprised of the following components:

	As of December 31,
	2025	2024
Deferred tax asset
Operating lease right of use asset	53	62
Operating loss carryforward	159	-
Total deferred tax assets	212	62

Deferred tax liabilities
Property and equipment	28	33
Operating lease liability	50	62
Total deferred tax liability	78	95

Net deferred tax (liability) assets	134	(33)

d.	Theoretical tax:

Reconciliation between tax expenses and the product of profit (loss) before taxes multiplied by the Company’s statutory income tax rate is as follows:

	Year ended December 31,
	2025	2024
Profit (loss) before taxes	(5,989)	497

Statutory income tax rate	27%	27%
Tax expense (tax benefit) computed at the statutory income tax rate	(1,617)	134
Increase (decrease) in tax expenses resulting from the following:
Previous years taxes	(8)	18
Unrecognized deferred tax assets in respect of tax loss carryforwards	297	-
Permanent differences related to the reverse capitalization transaction and non-deductible listing expenses(*)	1,023	-
Non-Canada tax rate differential	13	(10)
Others	133	(5)

Tax expenses	(159)	137

(*)	Includes non deductible listing expenses recognized in connection with the reverse recapitalization transaction completed on July 7, 2025 (see Note 3) .

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 13 - SEGMENTS

The Company has one operating segment, sale of pest control products. Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2025	2024
United Kingdom	9,075	9,106
France (*)	700	454
Other	1,071	315
	10,846	9,875

(*)	In 2025, revenues from France were disclosed separately as they became material in accordance with IFRS 8. In previous year, there were no material revenues in a single country within Europe.

Information about the Company’s non-current assets (excluding financial instruments and deferred tax assets) by geographical location is detailed below:

	As of December 31,
	2025	2024
United Kingdom (*)	301	385
	301	385

(*)	All of the Company’s non-current assets are located in the United Kingdom. Non-current assets in other countries, if any, are not material and are therefore not disclosed separately.

NOTE 14 - RELATED PARTIES

a.	Transactions with related parties

	Year ended December 31,
	2025	2024
Cost of revenues
Management fees (c1)	193	-

Sales and marketing
Management fees (c1)	151	-

General and administrative expenses:
Directors’ fees	53	148
Management fees (c1)	46	-
Professional services – CEO and CFO (c3)	59	-
Share-based payments to directors and officers (Note 10d)	126	-

Other expenses:
Management fees (c1)	-	37

Financial expenses:
Interest expenses on convertible debentures (c3)	103	-

FORT TECHNOLOGY INC. (FORMERLY IMPACT ACQUISITIONS CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
(U.S. dollar in thousands)

NOTE 14 - RELATED PARTIES (continued)

b.	Balances with related parties:

	As of December 31,
	2025	2024
Trade payables	46	198
Other payables (c2) (c3)	43	-
Related parties payable (c1)	152	1,775
Convertible debentures (c3)	1,457	-

(c1)

On March 30, 2023, Fort entered into a service agreement with Nexera (the “Nexera Service Agreement”) pursuant to which Nexera will provide different services to Fort. The Nexera Service Agreement is for a period of 12 months starting March 2023 and renewed for additional successive 12 months period. On June 10, 2025, the Nexera Service Agreement was amended to extend the term of the agreement to March 9, 2026, and will automatically renew for additional successive 12-month periods unless terminated by mutual agreement or 60 days’ notice.

On July 7, 2025, the Company entered into a service agreement with Nexera (the “Nexera Service Agreement”), pursuant to which Nexera provides various services to the Company. The Nexera Service Agreement is for a period of 12 months commencing in July 2025 and will automatically renew for additional successive 12-month periods unless terminated by either party upon 60 days’ prior notice. Fees under the Nexera Service Agreement are determined based on a transfer pricing study compliant with applicable laws.

(c2)

On July 7, 2025, the Company entered into a consulting agreement with Miga Consulting Ltd. (“Miga”), a company controlled by the Company’s Chief Executive Officer, pursuant to which Miga provides Chief Executive Officer services to the Company for a term of 24 months. Under the agreement, Miga is entitled to a monthly consulting fee of $4.75.

On July 7, 2025, the Company entered into a consulting agreement with D.S. Blue White Assets (2006) Ltd. (“D.S.”), a company controlled by the Company’s Chief Financial Officer pursuant to which D.S. provides Chief Financial Officer services to the Company for a term of 24 months. Under the agreement, D.S. is entitled to a monthly consulting fee of $5.5.

(c3)	In connection with the issuance of the convertible debentures (as described in Note 8), Nexera participated in the offering and acquired convertible debentures in an amount of approximately $1.6 million. In addition, one of the Company’s director participated in the offering and acquired convertible debentures in an amount of approximately $94 thousand on the same terms as the rest of the participants. Interest receivables recorded in other receivables.

(c4)	On November 8, 2025, the Company entered into a consulting agreement with Hike Capital Inc. (“Hike”), pursuant to which Hike will provide financial advisory and consulting services to the Company for a term of 24 months. Under the agreement, Hike is entitled to a monthly fee of CAD 5,000 (approximately $3.5), payable upon the effectiveness of the listing of the Company’s common shares on Nasdaq. In addition, on November 8, 2025, the Company granted to Hike 42,857 RSUs, see note 10d. The chief executive officer of Hike is the brother of one of the Company’s directors.

NOTE 15 - SUBSEQUENT EVENTS

a.	On January 13, 2026, the Company entered into an amendment to its convertible loan agreement with EEH (see Note 5).

b.	On January 28, 2026, Fort signed a new lease agreement (see Note 6).

c.	On February 5, 2026, the Company entered into a loan agreement with Nexera, as amended on April 23, 2026, for a loan of up to $450. Amounts drawn under the loan bear interest at 14% per annum, calculated on a simple interest basis, and are repayable, together with accrued and unpaid interest, by December 31, 2027. As of the date of approval of these financial statements, the outstanding principal amount under the loan was $225.

c.	On February 18, 2026, the Company effected a 1 to 2 reverse share split. See Note 1(e).

e.	On April 9, 2026, the Company entered into a loan agreement with an investor for a loan of up to $450. Amounts drawn under the loan bear interest at 10% per annum, calculated on a simple interest basis, and are repayable, together with accrued and unpaid interest, by December 31, 2027. As of the date of approval of these financial statements, the outstanding principal amount under the loan was $100.

f.	On April 10, 2026, the shareholders approved the continuance of the Company from British Columbia to Ontario under the Business Corporations Act (Ontario).